BARRETT & COMPANY

FINANCIAL STATEMENTS

December 31, 2023

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1-2

FACING PAGE   3

OATH OR AFFIRMATION   4

FINANCIAL STATEMENTS

   Statement of financial condition   5

   Statement of income   6

   Statement of changes in stockholder's equity   7

   Statement of cash flows   8

   Notes to financial statements   9 - 19

SUPPORTING SCHEDULES

   Schedule I - Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1
    of the Securities and Exchange Commission   20

   Schedule II - Computation for Determination of Reserve Requirement Under Rule 15c3-3
    of the Securities and Exchange Commission   21

   Schedule III - Information Relating to Possession or Control Requirements Under Rule
    15c3-3 of the Securities and Exchange Commission   22

   REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
    ON REVIEW OF EXEMPTION REPORT   23

   Exemption Report   24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Barrett & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Barrett & Company (the "Company") as of December 31, 2023, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Barrett & Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PKF O'CONNOR DAVIES, LLP
40 Westminster Street, Providence, RI 02903 I Tel: 401.621.6200 I Fax: 401.621.6209 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Auditor's Report on Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 1996.

February 16, 2024

PKF O'CONNOR DAVIES, LLP
40 Westminster Street, Providence, RI 02903 I Tel: 401.621.6200 I Fax: 401.621.6209 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-44856

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__

                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Barrett & Company__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__42 Weybosset Street__
                            (No. and Street)

__Providence__	__Rhode Island__	__02903__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Wilson G. Saville__	__401-351-1000__	wsaville@barrettandcompany.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PKF O'Connor Davies LLP__
               (Name – if individual, state last, first, and middle name)

__40 Westminster Street__	__Providence__	__RI__	__02903__
(Address)	(City)	(State)	(Zip Code)

__09/29/2003__	__127__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wilson G. Saville _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Barrett & Company _____, as of 12/31 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: President

Christin M. Cambio
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**

BARRETT & COMPANY

STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash	$	336,759
Receivables from clearing organizations		20,782
Securities owned, at market value		3,817
Furniture and office equipment, net of accumulated depreciation $107,081		17,605
Right-of-use asset		34,053
Other assets		57,730
	$	470,746

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	52,435
Lease liability		30,829
		83,264

STOCKHOLDER'S EQUITY

Common stock, no par value, 1,000 shares authorized, 269 shares issued and 244 shares outstanding		275,000
Additional paid-in capital		773,886
Accumulated deficit		(632,994)
		415,892
Less cost of treasury stock, 25 shares		(28,410)
		387,482
	$	470,746

STATEMENT OF INCOME
Year Ended December 31, 2023

REVENUES		
Commissions	$	245,939
Direct mutual fund commissions		295,557
Asset management fees		2,888,183
Loss on firm's securities trading accounts, net		(9,635)
Margin interest		33,108
Other revenue		216,930
		3,670,082
EXPENSES		
Stockholder officer's compensation and benefits		836,089
Employee compensation and benefits		1,903,835
Clearance charges paid		87,587
Communications		99,593
Occupancy and equipment costs		164,096
Regulatory fees and expenses		30,395
Taxes, other than income taxes		103,335
Outside services		254,542
Other operating expenses		191,766
		3,671,238
NET LOSS	$	(1,156)

BARRETT & COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2023

	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total Stockholder's Equity
Balances at January 1, 2023	$ 275,000	$ 773,886	$ (28,410)	$ (626,894)	$ 393,582
Net loss	-	-	-	(1,156)	(1,156)
Distributions	-	-	-	(4,944)	(4,944)
Balances at December 31, 2023	$ 275,000	$ 773,886	$ (28,410)	$ (632,994)	$ 387,482

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENT OF CASH FLOWS
Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(1,156)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation		5,531
Amortization of right-of-use asset		9,405
Change in assets and liabilities:		
(Increase) decrease in:		
Receivables from clearing organizations		5,472
Securities owned, at market value		9,646
Other assets		(38,421)
Increase in:		
Accounts payable and accrued expenses		11,229
Lease liability		(12,629)
Net cash used in operating activities		(10,923)
CASH FLOWS FROM INVESTING ACTIVITY		
Capital expenditures		(1,261)
Net cash used in investing activity		(1,261)
CASH FLOWS FROM FINANCING ACTIVITY		
Distributions		(4,944)
Net cash used in financing activity		(4,944)
Net decrease in cash		(17,128)
CASH		
Beginning		353,887
Ending	$	336,759
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$	-
Taxes	$	400
SUPPLEMENTAL SCHEDULE OF NONCASH OPERATING, INVESTING AND FINANCING ACTIVITIES		
Disposal of fully depreciated assets	$	44,492

See Notes to Financial Statements

BARRETT & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Barrett & Company (The Company), located in Providence, Rhode Island, is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The transactions cleared through the clearing broker/dealer include the sale of securities and investment advisory services.

The Company also provides investment services through the direct sale of mutual funds.

A summary of the Company's significant accounting policies follows:

Basis of presentation: The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory.

Current expected credit losses: The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

Receivables from broker-dealers and clearing organizations. The Company's receivables from a clearing organization includes amounts receivable from settled trades. Except for direct-way business, all of the Company's trades and contracts are cleared through a clearing organization and settled daily by the clearing organization. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. Based on the Company's evaluation of the clearing organization, it has deemed that there is no necessary allowance for credit losses received from the clearing organization as of December 31, 2023.

Marketable investment securities: Marketable investment securities are valued at market. Securities not readily marketable are valued at fair value as determined by management.

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

Note 1. <u>**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**</u>

<u>Income taxes</u>: The Company, with the consent of its stockholder, has elected to be an S Corporation under the Internal Revenue Code. In lieu of paying corporate income taxes, the stockholder is taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined there are no uncertain income tax positions.

<u>Furniture and office equipment and depreciation</u>: Furniture and office equipment are stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the economic useful life of the improvement or the term of the lease, whichever is less. The depreciation expense and accumulated depreciation for the year ended December 31, 2023 were $5,531 and $107,081, respectively.

<u>Advertising costs</u>: The Company charges advertising costs to expense as incurred. Advertising costs for the year ended December 31, 2023 were $14,912.

<u>Use of estimates</u>: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Leases</u>: The Company accounts for its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancellable operating leases for a vehicle and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of the contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Lease liabilities. A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU assets. A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at this commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct cots, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Accounting policy election for short-term leases. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight line basis over the lease term. Total lease expense for short-term leases for the year ended December 31, 2023 was $91,590.

See Note 6, "Leases" for additional information on the Company's leases.

Note 2.   REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant judgments

Revenue from contracts with customers includes brokerage commission income and fees from asset management services and other brokerage related fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, whether revenue should be presented gross or net of certain costs, and whether constraints on variable consideration should be applied due to uncertain future events.

Note 2. REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Performance obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with its customers:

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Securities transactions and the related commission revenues and expenses are recorded at a point in time on a settlement date basis. The effect of not recording these transactions on a trade date basis when the performance obligation is satisfied as required by U.S. GAAP is not material to these financial statements.

Asset Management Fees

The Company provides investment advisory services on a daily basis. The Company believes that the performance obligation for providing advisory fees is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The fee for services is charged quarterly in advance as a percentage of assets under management in the client's account based upon the prior quarter's ending market value. Investment advisory fees are directly obtained from the clearing firm at the beginning of each quarter, and are evenly recognized each month of that quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. This brings the unearned revenue to zero by quarter end. All revenue earned during 2023 was fully recognized in 2023.

Firm Trading

Proprietary security transactions in regular-way trades entered into for the account and risk of the Company are recorded at fair value on a settlement date basis with realized and unrealized gains and losses reported in firm trading in the statement of operations. The effect of not recording these transactions on a trade date basis when the performance obligation is satisfied as required by U.S. GAAP is not material to these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

Note 2.   REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Margin Interest

The Company earns a portion of the interest on customer debit balances carried by its clearing broker net of the clearing broker's allocated cost of borrowed funds. Margin interest is charged to the customer's account on the last day of the month and recognized by the Company on a monthly basis. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

Other Revenue

Other revenue can include fees collected for services provided by the Company's registered representatives, clearing firm revenue sharing programs, as well as managed account transaction and service fees. Other revenue is recognized on a monthly basis as earned.

Costs to Obtain or Fulfill a Contract with Customers

The Company has elected to expense incremental or avoidable costs to obtain a contract with a customer since the amortization period for these costs would be one year or less.

Disaggregated Revenue from Contracts with Customers

The following table represents commission revenue by major source:

Commissions - over the counter	$	90,258
Commissions - listed		101,122
Closed-end mutual funds		16,912
Master limited partnerships		4,148
Unit investment trusts		13,887
Other		19,612
	$	245,939

Note 3.   CASH

The Company maintains its cash accounts in one commercial bank. At times, the amount in the accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The amount on deposit at December 31, 2023 exceeded insurance limits by approximately $104,000.

Note 4.   NFS AGREEMENT

The Company has a clearing agreement with National Financial Services, LLC (NFS).   Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of Barrett & Company and of the Company's customers, which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. Barrett & Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services and other reports provided by NFS and notifies NFS of any error. NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions.

The Company carries its receivable from NFS at cost. If a customer of the Company did not pay NFS a commission, the assets of that customer's account would be liquidated to cover any amount owed for the commission. Any shortfall between the value of the assets and the amount owed for the commission would have to be absorbed by the Company as bad debt. The Company has deemed an allowance for such a loss as unnecessary, since historically these losses have been minimal and immaterial. The NFS receivable balance was $26,254 at January 1, 2023.

Note 5.   FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

Note 5.   FAIR VALUE (CONTINUED)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Securities owned:					
Equities	$ -	$ -	$ 3,817	$ -	$ 3,817
	$ -	$ -	$ 3,817	$ -	$ 3,817

There were no transfers between levels during the year.

The following is a reconciliation of activity for the Company's financial assets valued using Level 3 inputs for the year ended December 31, 2023:

Balance, beginning of year	$ 13,463
Unrealized gains/losses (net)	(9,650)
Additions	4
Balance, end of year	$ 3,817

Note 5.   FAIR VALUE (CONTINUED)

Additional Disclosures About the Fair Value of Financial Instruments (Including Financial Instruments Not Carried at Fair Value)

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, short-term receivables, borrowings, accounts payable, and other liabilities.

The following table presents the carrying values and estimated fair values at December 31, 2023, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
ASSETS					
Cash	$ 336,759	$ 336,759	$ -	$ -	$ 336,759
Receivables from clearing organizations	20,782	20,782	-	-	20,782
Other assets	57,730	-	57,730	-	57,730
	$ 415,271	$ 357,541	$ 57,730	$ -	$ 415,271
LIABILITIES					
Accounts payable and accrued expenses	$ 52,435	$ -	$ 52,435	$ -	$ 52,435
Lease liability	30,829	-	30,829	-	30,829
	$ 83,264	$ -	$ 83,264	$ -	$ 83,264

Note 6.   LEASES

The Company has an obligation as a lessee for a vehicle with an initial noncancelable term in excess of one year. The Company classifies this lease as an operating lease. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Total lease expense for the year ended December 31, 2023 was $8,214.

Note 6.   **LEASES (CONTINUED)**

The lease has a remaining term of 31 months. The exercise of lease renewal options is at the Company's sole discretion. The Company includes options to renew in the expected term when they are reasonably certain to be exercised. The depreciable life of assets and leasehold improvements are limited by the expected lease term.

Operating lease assets and liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating lease ROU assets represent the right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs and lease incentives. To determine the present value of lease payments not yet paid, the Company estimates incremental secured borrowing rates corresponding to the maturities of the leases based upon current bank financing rates.

Leases	Classification	Balance
ASSETS		
Operating asset	Right-of-use asset	$ 34,053
Total lease asset		$ 34,053
LIABILITIES		
Operating	Lease liability	$ 30,829
Total lease liability		$ 30,829
Remaining lease term (years) - operating lease		2.58
Discount rate - operating lease		5.52%
Right-of-use asset obtained in exchange for lease obligation		$ 42,136

At December 31, 2023, maturities of the lease liability were as follows:

Year ending December 31	
2024	$ 12,832
2025	12,832
2026	7,486
Total lease payments	$ 33,150
Less: imputed interest	(2,321)
Present value of lease liability	$ 30,829

Note 7.   **CUSTOMER RESERVE AND POSSESSION AND CONTROL REQUIREMENTS OF RULE 15c-3-3**

The Company is exempt from the customer reserve and possession and control requirements of Rule 15c3-3 for all transactions that are cleared through another broker/dealer on a fully disclosed basis pursuant to the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii). In addition, the Company's direct sale activity is exempt from the customer reserve and possession and control requirements of Rule 15c3-3 pursuant to Footnote 74 of the SEC Release No. 34-70073.

Note 8.   **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital ("net capital ratio"), both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital and net capital requirements of $305,106 and $5,000, respectively. The Company's net capital ratio at December 31, 2023 was 0.17 to 1.

Note 9.   **STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5**

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2023.

Note 10.   **RELATED PARTY TRANSACTIONS**

The Company has entered into the following transactions with related parties:

The Company leases its Providence office space from Wilcox Partners, a Rhode Island real estate partnership. The Company's sole stockholder owns a 33% interest in the partnership. The space is currently leased on a month-to-month basis. Rent expense related to the lease amounted to $90,000 for the year ended December 31, 2023.

Pursuant to Section IX of the agreement to offer clearing and execution services by National Financial Services, LLC (NFS), Barrett & Company must maintain a balance of $125,000 in an escrow account. The stockholder of the Company has pledged certain personally owned marketable securities to fulfill this obligation.

Note 11.   **PENSION PLAN**

The Company has a contributory 401(k) profit sharing plan. The plan covers substantially all of its employees who have completed one month of service and attained age 21 for employee deferrals. The Plan's assets are held by NFS. The Company has the discretion to match employee deferrals for those employees who have completed six months of service and attained age 21. The Company did not make profit sharing contributions in 2023.

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

Note 12. __OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK__

As discussed in Note 4, the Company's customer securities transactions are introduced on a fully-disclosed basis with NFS. NFS carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein NFS may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and insure that customer transactions are executed properly by NFS.

Note 13. __SUBSEQUENT EVENTS__

Management has evaluated subsequent events through February 16, 2024, the date the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to the financial statements.

BARRETT & COMPANY

SCHEDULE I

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2023**

AGGREGATE INDEBTEDNESS		
Other accrued expenses	$	52,435
Total aggregate indebtedness	$	52,435
Minimum required net capital	$	5,000
NET CAPITAL		
Stockholder's equity	$	387,482
Non-allowable assets:		
Furniture and office equipment, net of accumulated depreciation		17,605
Right-of-use asset in excess of related liability		3,224
Other assets		57,730
Non-marketable securities owned, at market value		3,817
Net capital		305,106
Minimum required net capital		5,000
Capital in excess of minimum requirement	$	300,106
Ratio of aggregate indebtedness to net capital		0.17 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2023.

See Report of Independent Registered Public Accounting Firm

BARRETT & COMPANY

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2023**

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC, on a fully disclosed basis or has been transacted directly with the mutual fund provider pursuant to Footnote 74 of the SEC Release No. 34-70073.

BARRETT & COMPANY

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2023

All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis or has been transacted directly with the mutual fund provider pursuant to Footnote 74 of the SEC Release No. 34-70073. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities, was not applicable.

See Report of Independent Registered Accounting Firm

BARRETT & COMPANY

EXEMPTION REPORT

December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Barrett & Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Barrett & Company (the "Company') identified the following provision of 17 C.F.R. §15c3-3 under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ("exemption provision"); and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting mutual fund transactions where the funds are payable to the issuer or its agent and not the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

PKF O'Connor Davies, LLP

February 16, 2024

BARRETT & COMPANY
EXEMPTION REPORT

Barrett & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting the amendments to 17 C.F.R. §240.17a-5 are limited to effecting mutual fund transactions where the funds are payable to the issuer or its agent and not to the Company. The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Barrett & Company

I, Wilson Saville, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

January 17, 2024